                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                                 POWERTEL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   73936C 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Donald W. Burton
                               614 West Bay Street
                              Tampa, Florida 33606
                                 (813) 253-2500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 26, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------------------------------------------------------------------------------
  1        NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Donald W. Burton


--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
  3        SEC USE ONLY
--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS

           Not Applicable
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S. Citizen
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY     7   SOLE VOTING POWER
OWNED BY EACH REPORTING
PERSON WITH                           1,603,727
                                  ----------------------------------------------
                                  8   SHARED VOTING POWER

                                      0
                                  ----------------------------------------------
                                  9   SOLE DISPOSITIVE POWER
                                      1,603,727
                                  ----------------------------------------------
                                  10  SHARED DISPOSITIVE POWER
                                      Not Applicable
--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,603,727 (1)
--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                   [ ]
--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.9%
--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

(1) Includes (i) 116,104 shares of Common Stock of Powertel, Inc. ("Issuer" or the "Company") held of record by The Burton Partnership, L.P., of which Mr. Burton is the sole general partner, (ii) 348,313 shares of Issuer Common Stock held of record by The Burton Partnership (QP), L.P., of which Mr. Burton is the general partner, (iii) 654,893 shares of Issuer Common Stock held of record by South Atlantic Venture Fund II, L.P., of which South Atlantic Venture Partners II, L.P. is the sole general partner, of which Mr. Burton is the managing general partner,
         (iv) 464,417 shares of South Atlantic Venture Fund III, L.P., of which South Atlantic Partners III, L.P. is the sole general partner, of which Mr. Burton is the managing general partner, (v) 4,200 shares of Issuer Common Stock held of record by South Atlantic Private Equity Fund IV, L.P., of which South Atlantic Private Equity Partners IV is the sole general partner, of which Mr. Burton is the chairman, (vi) 5,800 shares of Issuer Common Stock held of record by South Atlantic Private Equity Fund IV (QP), L.P., of which South Atlantic Private Equity Partners IV, Inc. is the sole general partner, of which Mr. Burton is the chairman, and (vii) options to purchase 10,000 shares of Issuer Common Stock held by Mr. Burton.

PRELIMINARY STATEMENT

         This Schedule 13D supercedes the Schedule 13G filed by Donald W. Burton with the Commission on February 16, 1999, relating to the common stock, $.01 par value per share (the "Common Stock"), of Powertel, Inc., a Delaware corporation.

ITEM 1.           SECURITY AND ISSUER.

         This statement relates to shares of Common Stock of the Company. The address and principal executive office of the Company is: 1239 O.G. Skinner Drive, West Point, Georgia 31833.

ITEM 2.           IDENTITY AND BACKGROUND.

         This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Donald W. Burton, a United States citizen. Mr. Burton is principally engaged in the business of making venture capital investments, including through the entities listed in
Note 1 to the table above. The business address for Mr. Burton and each such entity is as set forth on the cover page of this filing.

         During the last five years, Mr. Burton has not been (a) convicted in any criminal proceeding or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Powertel is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         Not applicable.

ITEM 4.           PURPOSE OF TRANSACTION.

         Mr. Burton acquired the Common Stock beneficially owned by him for investment purposes only. On August 26, 2000, the Company entered into separate definitive merger agreements with each of Deutsche Telekom AG ("DT") and VoiceStream Wireless Corporation ("VoiceStream"). The DT/Company Merger Agreement (as defined below) and the VoiceStream/Company Merger Agreement (as defined below) are mutually exclusive. If VoiceStream closes its merger with DT (the "DT/VoiceStream Merger") as contemplated by the merger agreement dated July 23, 2000 between DT and VoiceStream (the "DT/VoiceStream Merger Agreement"), then the Company will merge with a subsidiary of DT in accordance with the terms of the DT/Company Merger Agreement, and the VoiceStream/Company Merger Agreement will terminate. However, if the DT/VoiceStream Merger Agreement is terminated, then the DT/Company Merger Agreement will terminate, and the Company will merge with a subsidiary of VoiceStream in accordance with the terms of the VoiceStream/Company Merger Agreement.

DT/COMPANY MERGER AGREEMENT

         On August 26, 2000, the Company entered into a definitive merger agreement (the "DT/Company Merger Agreement") with DT providing for the merger of the Company with a subsidiary of DT, with the Company surviving (the "DT/Company Merger"). If the DT/Company Merger is consummated, the

Company will become a wholly-owned subsidiary of DT, and each share of Company Common Stock will be converted into the right to receive 2.6353 DT ordinary shares, subject to certain adjustments. Each share of the Company's Series A Preferred Stock and Series B Preferred Stock will be converted into the right to receive 121.9294 DT ordinary shares. Each share of the Company's Series D Preferred Stock will be converted into the right to receive 93.0106 DT ordinary shares. Each share of the Company's Series E Preferred Stock and Series F Preferred Stock will be converted into the right to receive: (i) 179.5979 DT ordinary shares; plus (ii) 2.6353 DT ordinary shares multiplied by the number of shares of Company Common Stock representing accrued or declared but unpaid dividends on such share of preferred stock. Company stockholders may elect to receive DT shares in the form of DT ordinary shares, which will be listed on the Frankfurt Stock Exchange (the "FSE"), or DT American Depositary Receipts, which will be listed on the New York Stock Exchange (the "NYSE").

         The consummation of the DT/Company Merger is subject to the satisfaction of several closing conditions, including, without limitation: (i) the consummation of the DT/VoiceStream Merger; (ii) the approval and adoption of the DT/Company Merger by the stockholders of the Company; (iii) receipt of necessary regulatory approvals, including those of the Federal Communications Commission ("FCC"); (iv) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"); (v) registration of the shares of DT to be issued in the DT/Company Merger under the Securities Act of 1933 (the "Securities Act"); and (vi) the approval for listing of such shares on the FSE or NYSE, as the case may be.

         In connection with the DT/Company Merger Agreement, Mr. Burton (and certain of his affiliates) and certain other Company stockholders each executed separate stockholder agreements for the benefit of DT (the "DT Stockholder Agreements"). These Company stockholders, including Mr. Burton (and certain of his affiliates), beneficially own more than 50% of the shares entitled to vote on the DT/Company Merger. Pursuant to his DT/Company Stockholder Agreement, Mr. Burton has agreed (a) to vote the shares of Company stock beneficially owned by him to approve the DT/Company Merger Agreement and the DT/Company Merger and (b) not to transfer shares of the Company stock beneficially owned by him except as allowed in his DT/Company Stockholder Agreement.

         Under his DT Stockholder Agreement, Mr. Burton is subject to restrictions on the transfer of shares beneficially owned by him as follows: (i) no transfers may be made prior to the vote of Company stockholders to approve the DT/Company Merger; (ii) from the date of the vote until the date of the closing, Mr. Burton may transfer up to 17.5% of his aggregate holdings (which amount increases by 3.75% if the closing occurs after July 31, 2001 and by an additional 3.75% if the closing occurs after August 31, 2001); (iii) from the date of the closing until three months thereafter, no transfers are allowed;
(iv) from the date that is three months after the date of the closing until six months following the date of the closing, Mr. Burton may transfer up to 40% of his aggregate holdings; and (vi) following six months after the closing, transfers are not limited by his DT Stockholder Agreement.

VOICESTREAM/COMPANY MERGER AGREEMENT

         On August 26, 2000, the Company also entered into a definitive merger agreement (the "VoiceStream/Company Merger Agreement") with VoiceStream providing for the merger of the Company with a subsidiary of VoiceStream, with the Company surviving (the "VoiceStream/Company Merger"). If the DT/Voicestream Merger terminates, the VoiceStream/Company Merger Agreement would remain effective in accordance with its terms, and the Company and VoiceStream would proceed to close the VoiceStream/Company Merger. If the VoiceStream/Company Merger is consummated, the Company will become a wholly-owned subsidiary of VoiceStream, and the Company common stock will be converted into the right to receive a number of shares of VoiceStream common stock determined as follows (the "Conversion Number"): (i) 0.75 if the VoiceStream Average Closing Price (as defined below) is $113.33 or below; (ii) 0.65 if the VoiceStream Average Closing Price is $130.77 or above; and (iii) if the VoiceStream Average Closing Price is greater than $113.3 and less than $130.77, the quotient determined by dividing $85.00 by the VoiceStream Average Closing Price. Each share of Company preferred stock will be converted into the right to receive a number of shares of VoiceStream common stock determined by multiplying (A) the Conversion Number by (B) the sum of (i) the number of shares of Company Common Stock into which such share of Company preferred stock would be converted into as of the effective time of the merger plus (ii) with respect to the Company's Series E Preferred Stock and Series F Preferred Stock, the number of shares of Company common stock that represent accrued or declared but unpaid dividends on such shares. The "VoiceStream Average Closing Price" means the volume weighted average closing price (based on the Nasdaq National Market System ("Nasdaq") composite volume published by the Wall Street Journal) of the VoiceStream common stock as publicly reported for the Nasdaq as of 4:00 p.m. Eastern Time for ten
(10) trading days randomly selected by lot out of the last twenty (20) trading days ending five (5) trading days prior to the closing date of the VoiceStream/Powertel Merger.

         The consummation of the VoiceStream/Company Merger is subject to the satisfaction of several closing conditions, including, without limitation: (i) the termination of the DT/VoiceStream Merger Agreement; (ii) approval and adoption of the VoiceStream/Company Merger by the stockholders of each of VoiceStream and the Company; (iii) receipt of necessary regulatory approvals, including those of the FCC; (iv) the expiration or termination of the applicable waiting period under the HSR Act; (v) registration of the shares of VoiceStream to be issued in the VoiceStream/Company Merger under the Securities Act; and
(vi) the approval for listing of such shares on the Nasdaq.

         In connection with the VoiceStream/Company Merger Agreement, Mr. Burton (and certain of his affiliates) and certain other Company stockholders, executed stockholder agreements for the benefit of VoiceStream (the "VoiceStream Stockholder Agreements"). These Company stockholders, including Mr. Burton (and certain of his affiliates), beneficially own more than 50% of the Powertel shares entitled to vote on the VoiceStream/Company Merger. Pursuant to his VoiceStream Stockholder Agreement, Mr. Burton has agreed (a) to vote the shares of Company stock beneficially owned by him to approve the VoiceStream/Company Merger and the VoiceStream/Company Merger Agreement and (b) not to transfer shares of the Company stock beneficially owned by him except as allowed in his VoiceStream Stockholder Agreement.

         Under his VoiceStream Stockholder Agreement, Mr. Burton is subject to restrictions on the transfer of shares of Company stock beneficially owned by him as follows: (i) no transfers may be made prior to the vote of Company stockholders to approve the VoiceStream/Company Merger; (ii) from the date of the vote until the date of the closing, Mr. Burton may transfer up to 25% of his aggregate holdings; (iii) from closing until six months following closing, Mr. Burton is subject to Rule 145 volume restrictions; and (iv) following six months after the closing, transfers are not limited by his VoiceStream Stockholder Agreement. The VoiceStream Stockholder Agreement provides for registration rights with respect to Mr. Burton's shares of VoiceStream stock.

         The foregoing descriptions of the DT/Company Merger Agreement, the VoiceStream/Company Merger Agreement, the DT Stockholder Agreements and the VoiceStream Stockholder Agreements are subject to, and qualified in their entirety by reference to such agreements filed as Exhibits 1 through 4 hereto and incorporated by reference into this Item 4.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b)

         Pursuant to the agreements described in Item 4, certain Company stockholders, including Mr. Burton and his affiliated entities, have agreed to vote their Common Stock in favor of the DT/Company Merger, the DT/Company Merger Agreement, the VoiceStream/Company Merger and the VoiceStream/Company Merger Agreement. Mr. Burton's holdings, including those of his affiliates, include (i) 116,104 shares of Issuer Common Stock held of record by The Burton Partnership, L.P., of which Mr. Burton is the sole general partner, (ii) 348,313 shares of Issuer Common Stock held of record by The Burton Partnership (QP), L.P., of which Mr. Burton is the General Partner, (iii) 654,893 shares of Issuer Common Stock held of record by South Atlantic Venture Fund II, L.P., of which South Atlantic Venture Partners II, L.P. is the sole general partner, of which Mr. Burton is the managing general partner, (iv) 464,417 shares of South Atlantic Venture Fund III, L.P., of which South Atlantic Partners III, L.P. is the sole general partner, of which Mr. Burton is the managing general partner, (v) 4,200 shares of Issuer Common Stock held of record by South Atlantic Private Equity Fund IV, L.P., of which South Atlantic Private Equity Partners IV is the sole general partner, of which Mr. Burton is the chairman, (vi) 5,800 shares of Issuer Common stock held of record by South Atlantic Private Equity Fund IV
(QP), L.P., of which South Atlantic Private Equity Partners IV, Inc. is the sole general partner, of which Mr. Burton is the chairman, and (vii) options to purchase 10,000 shares of Issuer Common Stock held by Mr. Burton. The number of shares of Common Stock subject to the agreements described in Item 4 currently represents more than 50% of the aggregate shares of Common Stock entitled to vote on the DT/Company Merger Agreement, the DT/Company Merger, the VoiceStream/Company Merger Agreement and the VoiceStream/Company Merger. Mr. Burton hereby disclaims beneficial ownership of the Common Stock owned by the other Company stockholders that are subject to the same or similar voting arrangements described in Item 4.

(c)

         Except for the arrangements described in Item 4, there have not been any transactions in the Common Stock by Mr. Burton during the past 60 days.

(d)

         Not applicable.

(e)

         Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in Items 4 and 5, Mr. Burton has no contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company or its subsidiaries.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT
NUMBER            DESCRIPTION
------            -----------

    1             Agreement and Plan of Merger, dated as of August 26, 2000, between Deutsche Telekom AG and Powertel, Inc., incorporated by reference herein from Exhibit 2.1 to the Company's
                  Current Report on Form 8-K, as filed on August 31, 2000.

    2             Agreement and Plan of Reorganization, dated as of August 26, 2000, between Powertel, Inc.
                  and VoiceStream Wireless Corporation, incorporated by reference herein from Exhibit 2.2 to the Company's Current Report on Form 8-K, as filed on August 31, 2000.

    3             VoiceStream Stockholder Agreement, dated as of August 26, 2000, between VoiceStream
                  Wireless Corporation, Donald W. Burton, The Burton Partnership, L.P., South Atlantic
                  Venture Fund II, L.P., South Atlantic Venture Fund III, L.P., South Atlantic
                  Private Equity Fund IV, L.P., South Atlantic Private Equity Fund (QP), L.P. and
                  The Burton Partnership (QP), L.P.

    4             DT Stockholder Agreement, dated as of August 26, 2000, between Deutsche Telekom AG,
                  Donald W. Burton, The Burton Partnership, L.P., South Atlantic Venture Fund II, L.P.,
                  South Atlantic Venture Fund III, L.P., South Atlantic Private Equity Fund IV,
                  L.P., South Atlantic Private Equity Fund (QP), L.P. and The Burton Partnership
                  (QP), L.P.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    September 5, 2000


                                   /s/ Donald W. Burton
                                    --------------------------------------------
                                    DONALD W. BURTON

                                  EXHIBIT INDEX


EXHIBIT
NUMBER            DESCRIPTION
------            -----------

    1             Agreement and Plan of Merger, dated as of August 26, 2000, between Deutsche
                  Telekom AG and Powertel, Inc., incorporated by reference herein from Exhibit
                  2.1 to the Company's Current Report on Form 8-K, as filed on August 31, 2000.

    2             Agreement and Plan of Reorganization, dated as of August 26, 2000, between
                  Powertel, Inc. and VoiceStream Wireless Corporation, incorporated by reference herein from Exhibit 2.2 to the Company's Current Report on Form 8-K, as filed on August 31, 2000.

    3             VoiceStream Stockholder Agreement, dated as of August 26, 2000, between
                  VoiceStream Wireless Corporation, Donald W. Burton, The Burton Partnership,
                  L.P., South Atlantic Venture Fund II, L.P., South Atlantic Venture Fund III,
                  L.P., South Atlantic Private Equity Fund IV, L.P., South Atlantic Private
                  Equity Fund (QP), L.P., The .Burton Partnership (QP), L.P.

    4             DT Stockholder Agreement, dated as of August 26, 2000, between Deutsche Telekom AG,
                  Donald W. Burton, The Burton Partnership, L.P., South Atlantic Venture Fund II, L.P.,
                  South Atlantic Venture Fund III, L.P., South Atlantic Private Equity Fund IV,
                  L.P., South Atlantic Private Equity Fund (QP), L.P. and The .Burton Partnership
                  (QP), L.P.